Municipal Income Trust


Results of Shareholder Votes


The Annual Meeting of Shareholders of the Trust was held on June 27, 2001, where shareholders voted on the election of trustees.

1) With regards to the election of the following trustees by common shareholders of the Trust:
                                                    # of Shares
                                      In Favor              Withheld
Richard F. Powers, III                24,451,469            499,429
Hugo F. Sonnenschein                  24,531,866            419,032


    With regards to the election of the following trustee by preferred shareholders of the Trust:
                                                   # of Shares
                                      In Favor              Withheld
Theodore A. Myers                     285                    0


The other trustees of the Trust whose terms did not expire in 2001 are David C. Arch, Howard J Kerr, Wayne W. Whalen and Rod Dammeyer.